

Management Reports
Atlas Unlimited, Inc.
December 31, 2019



Contents

Atlas Unlimited, Inc.
Balance Sheets
As of December 31, 2019



	Ref	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
ASSETS													
Current Assets													
Amalgamated Bank xxx1947		$ 358,812	$ 382,881	$ 333,530	$ 357,812	$ 369,929	$ 416,299	$ 412,832	$ 365,348	$ 326,340	$ 293,328	$ 270,479	$ 227,811
Accounts Receivable													
Accounts Receivable - CHF		-	-	-	-	2,484	-	-	1,536	1,275	-	-	-
Accounts Receivable - EUR		7,221	11,494	9,791	14,874	2,248	1,689	19,801	12,540	17,699	15,170	15,170	10,650
Accounts Receivable - GBP		3,266	-	-	-	-	4,124	4,124	4,124	1,904	1,872	826	-
Accounts Receivable - USD		466	12,966	12,638	8,201	6,551	7,001	1,550	11,400	900	5,887	500	500
Total Accounts Receivable	p.7	10,953	24,460	22,429	23,075	11,283	12,814	25,475	29,600	21,778	22,929	16,496	11,150
Other Current Assets													-
Due from Atlas GO SA Belgium		-	-	-	-	-	-	-	-	-	607	607	607
Loans to Employees		3,200	3,200	3,200	3,351	3,351	3,351	3,351	3,351	3,351	3,351	3,351	3,351
Repayment: Loan Yoga Class		(2,132)	(2,538)	(2,944)	(3,351)	(3,351)	(3,351)	(3,351)	(3,351)	(3,351)	(3,351)	(3,351)	(3,351)
Net Loans to Employees		1,068	662	256	-	-	-	-	-	-	-	-	-
Prepaid Expense		-	-	1,457	1,910	2,641	1,299	4,269	3,593	2,658	2,425	2,038	1,651
Payroll Refunds		-	-	-	-	-	-	999	999	999	-	-	-
Total Other Current Assets		1,068	662	1,713	1,910	2,641	1,299	5,268	4,592	3,657	2,425	2,038	1,651
Total Current Assets		370,833	408,003	357,672	382,797	383,853	430,412	443,575	399,540	351,775	319,289	289,620	241,219
Non-current Assets													-
Investment Securities - Atlas GO SA Belgium		-	-	-	-	-	-	-	-	100,000	100,000	100,000	100,000
Fixed Assets													-
Machinery and Equipment		4,005	4,005	4,005	4,005	4,005	4,005	4,005	4,005	4,005	4,005	4,005	4,005
Accumulated Depreciation		(114)	(181)	(247)	(314)	(381)	(448)	(514)	(581)	(648)	(715)	(781)	(848)
Total Fixed Assets		3,891	3,824	3,758	3,691	3,624	3,557	3,491	3,424	3,357	3,290	3,224	3,157
Total Non-current Assets		3,891	3,824	3,758	3,691	3,624	3,557	3,491	3,424	103,357	103,290	103,224	103,157
TOTAL ASSETS		$ 374,724	$ 411,827	$ 361,430	$ 386,488	$ 387,477	$ 433,969	$ 447,066	$ 402,964	$ 455,132	$ 422,579	$ 392,844	$ 344,376
LIABILITIES AND EQUITY													
LIABILITIES													
Current Liabilities													
Accounts Payable		$ 1,884	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Other Current Liabilities													
Accrued Expenses		3,071	6,142	5,463	3,596	2,898	2,361	2,932	-	3,101	4,351	3,491	6,982
Payable to Employees		-	-	-	125	-	-	-	-	-	-	-	-
Direct Deposit Payable		(1,200)	(1,200)	(2,873)	-	-	-	-	-	-	-	-	-
Payroll Liabilities													
CA PIT / SDI		1,277	1,277	1,392	1,550	1,379	1,379	1,766	1,863	1,633	1,876	1,804	2,308
CA SUI / ETT		681	942	980	-	-	-	-	-	56	112	189	189
Federal Taxes (941/944)		4,666	4,666	4,969	5,861	4,864	5,094	6,670	6,839	5,827	6,796	6,389	8,676
Federal Unemployment (940)		117	162	168	168	168	168	168	168	178	197	210	210
Kaiser Permanente CA		932	1,864	2,872	3,962	4,969	5,901	6,991	-	1,073	1,832	1,073	1,073
Total Payroll Liabilities		7,673	8,911	10,381	11,541	11,380	12,542	15,595	8,870	8,767	10,813	9,665	12,456
Total Other Current Liabilities		9,544	13,853	12,971	15,262	14,278	14,903	18,527	8,870	11,868	15,164	13,156	19,438
Total Current Liabilities		$ 11,428	$ 13,853	$ 12,971	$ 15,262	$ 14,278	$ 14,903	$ 18,527	$ 8,870	$ 11,868	$ 15,164	$ 13,156	$ 19,438

Atlas Unlimited, Inc.
Balance Sheets
As of December 31, 2019



	Ref	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Long-Term Liabilities													
Notes Payable		$ 4,722	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Accrued Interest Payable		1,453	1,453	1,453	1,453	1,453	1,453	1,453	1,453	1,453	646	-	-
Total Long-Term Liabilities		**6,175**	**1,453**	**1,453**	**1,453**	**1,453**	**1,453**	**1,453**	**1,453**	**1,453**	**646**	**-**	**-**
Total Liabilities		**17,603**	**15,306**	**14,424**	**16,715**	**15,731**	**16,356**	**19,980**	**10,323**	**13,321**	**15,810**	**13,156**	**19,438**
EQUITY													
Additional Paid-In Capital	p.6	-	-	-	-	-	-	-	-	-	-	-	(5,021)
Common Stock	p.6	100	100	100	100	100	100	100	100	100	100	100	111
Treasury Stock	p.6	(5,010)	(5,010)	(5,010)	(5,010)	(5,010)	(5,010)	(5,010)	(5,010)	(5,010)	(5,010)	(5,010)	-
SAFE Notes	p.6	1,037,376	1,102,376	1,102,376	1,174,697	1,224,697	1,314,697	1,364,697	1,364,697	1,464,697	1,464,697	1,464,697	1,464,697
Total SAFE Notes	p.6	**1,037,376**	**1,102,376**	**1,102,376**	**1,174,697**	**1,224,697**	**1,314,697**	**1,364,697**	**1,364,697**	**1,464,697**	**1,464,697**	**1,464,697**	**1,464,697**
Current Year Losses	p.4	(46,327)	(71,927)	(121,442)	(170,996)	(219,023)	(263,156)	(303,683)	(338,128)	(388,958)	(426,756)	(453,837)	(508,587)
Retained Earnings (Accumulated Deficit)		(629,018)	(629,018)	(629,018)	(629,018)	(629,018)	(629,018)	(629,018)	(629,018)	(629,018)	(626,262)	(626,262)	(626,262)
Total Equity		**357,121**	**396,521**	**347,006**	**369,773**	**371,746**	**417,613**	**427,086**	**392,641**	**441,811**	**406,769**	**379,688**	**324,938**
TOTAL LIABILITIES AND EQUITY		**$ 374,724**	**$ 411,827**	**$ 361,430**	**$ 386,488**	**$ 387,477**	**$ 433,969**	**$ 447,066**	**$ 402,964**	**$ 455,132**	**$ 422,579**	**$ 392,844**	**$ 344,376**

Atlas Unlimited, Inc.
Income Statements
For the YTD ended December 31, 2019



	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
Revenue													
Service Revenue	$ 6,479	$ 19,171	$ 172	$ 15,112	$ 6,111	$ 6,263	$ 30,642	$ 12,036	$ 8,934	$ 15,891	$ 18,500	$ 7,450	$ 146,761
Consulting	-	-	-	1,950	-	-	-	-	-	1,000	-	1,000	3,950
Refunds-Allowances	-	-	-	200	-	-	-	-	-	-	-	-	200
Discounts Given	-	-	-	(565)	(497)	-	(6,017)	-	(250)	-	-	-	(7,329)
Net Revenue	6,479	19,171	172	16,697	5,614	6,263	24,625	12,036	8,684	16,891	18,500	8,450	143,582
Cost of Services													
Subcontractor Cost	10,970	10,192	12,966	16,144	12,312	12,726	16,226	9,760	15,039	5,544	6,866	9,285	138,030
Service Cost	1,166	643	1,691	1,168	1,249	725	2,129	1,325	1,876	1,604	1,524	1,794	16,894
Hosting	692	504	475	715	532	549	570	809	747	757	889	771	8,010
Charitable Contributions	536	-	-	-	50	35	2,851	78	125	-	-	-	3,675
Total Cost of Services	13,364	11,339	15,132	18,027	14,143	14,035	21,776	11,972	17,787	7,905	9,279	11,850	166,609
Gross Profit (Loss)	(6,885)	7,832	(14,960)	(1,330)	(8,529)	(7,772)	2,849	64	(9,103)	8,986	9,221	(3,400)	(23,027)
Expenses													
Payroll Expenses													
Wages	19,904	22,385	24,385	26,681	23,885	23,885	26,781	28,131	24,908	29,558	27,892	37,606	316,001
Payroll Taxes	1,862	1,559	1,336	1,582	1,253	1,368	1,590	1,578	1,354	2,014	1,485	1,953	18,934
Health Insurance	932	932	1,007	1,090	1,007	932	1,090	1,920	2,146	1,832	1,073	1,489	15,450
Employee Benefit-Health Insurance	1,073	1,073	-	2,146	1,073	1,399	1,073	(7,837)	-	-	-	-	-
Total Payroll Expenses	23,771	25,949	26,728	31,499	27,218	27,584	30,534	23,792	28,408	33,404	30,450	41,048	350,385
General and Administrative Expenses													
Rent or Lease	3,071	3,071	3,071	3,071	3,071	3,071	3,071	3,071	3,101	3,491	3,491	3,491	38,142
Web Services-Business	199	1,012	132	134	161	342	272	199	207	1,735	847	284	5,524
Issuance Fee	-	-	-	3,616	-	-	-	-	-	-	-	-	3,616
Office Expenses	593	26	7	1,313	-	-	337	104	-	38	986	156	3,560
Taxes and Licenses	-	450	-	1,975	104	-	25	-	-	31	-	-	2,585
Insurance	-	-	132	186	186	186	187	187	187	187	187	187	1,812
Bank Charges	71	200	209	113	70	113	73	42	76	77	162	92	1,298
Utilities	81	81	81	84	84	81	81	-	46	56	110	92	877
Depreciation	67	67	67	67	67	67	67	67	67	67	67	67	804
Gifts	-	-	-	-	-	-	-	-	-	-	100	50	150
Total General and Administrative Expenses	4,082	4,907	3,699	10,559	3,743	3,860	4,113	3,670	3,684	5,682	5,950	4,419	58,368
Legal and Other Professional Fees													
Legal	3,203	1,230	1,480	1,089	1,484	1,160	2,490	1,767	2,384	1,876	2,415	3,000	23,578
Accounting	2,000	-	-	-	750	250	250	250	250	2,000	250	250	6,250
Other Professional Fees	99	39	-	-	-	-	-	-	-	-	99	-	237
Total Legal and Other Professional Fees	5,302	1,269	1,480	1,089	2,234	1,410	2,740	2,017	2,634	3,876	2,764	3,250	30,065
Marketing and Advertising													
Network, Events, and Conferences	-	344	254	1,396	4,747	1,925	2,500	2,500	2,631	1,336	-	120	17,753
Marketing Materials	5	7	1,226	14	540	322	1,058	52	867	-	458	154	4,703
Web Services-Marketing	1,000	60	60	60	60	64	139	497	461	186	67	67	2,721
Total Marketing and Advertising	1,005	411	1,540	1,470	5,347	2,311	3,697	3,049	3,959	1,522	525	341	25,177
Travel and Meal Entertainment													
Ground Transportation	1,949	359	281	346	437	332	1,384	270	1,414	153	127	379	7,431
Airfare	3,020	-	135	85	-	-	38	938	626	1,221	-	1,400	7,463
Meals - 50%	162	262	49	1,782	351	585	422	376	905	620	358	314	6,186
Entertainment	-	181	-	747	-	200	-	100	-	-	-	-	1,228
Lodging	-	-	643	35	-	-	-	-	-	-	-	-	678
Total Travel and Meal Entertainment	5,131	802	1,108	2,995	788	1,117	1,844	1,684	2,945	1,994	485	2,093	22,986
Other General and Admin Expenses													
Total Expenses	39,291	33,338	34,555	47,612	39,330	36,282	42,928	34,212	41,630	46,478	40,174	51,151	486,981
Net Operating Loss	$ (46,176)	$ (25,506)	$ (49,515)	$ (48,942)	$ (47,859)	$ (44,054)	$ (40,079)	$ (34,148)	$ (50,733)	$ (37,492)	$ (30,953)	$ (54,551)	$ (510,008)

Atlas Unlimited, Inc.
Income Statements
For the YTD ended December 31, 2019



	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
Other Income													
Other Income	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3	$ -	3,874	$ -	$ 3,877
Interest Earned	-	-	-	25	-	-	-	-	-	-	-	-	25
Total Other Income	-	-	-	25	-	-	-	-	3	-	3,874	-	3,902
Other Expenses													
Realized Forex Gain or Loss	151	94	-	-	168	79	10	297	100	306	2	199	1,406
Miscellaneous	-	-	-	637	-	-	-	-	-	-	-	-	637
Bad Debts	-	-	-	-	-	-	438	-	-	-	-	-	438
Total Other Expenses	151	94	-	637	168	79	448	297	100	306	2	199	2,481
Net Other Income (Expenses)	(151)	(94)	-	(612)	(168)	(79)	(448)	(297)	(97)	(306)	3,872	(199)	1,421
Net Loss	$ (46,327)	$ (25,600)	$ (49,515)	$ (49,554)	$ (48,027)	$ (44,133)	$ (40,527)	$ (34,445)	$ (50,830)	$ (37,798)	$ (27,081)	$ (54,750)	$ (508,587)

Atlas Unlimited, Inc.
Cash Flow Statements
For the YTD ended December 31, 2019



	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
OPERATING ACTIVITIES													
Net Loss	$ (46,327) $	(25,600) $	(49,515) $	(49,554) $	(48,027) $	(44,133) $	(40,527) $	(34,445) $	(50,830) $	(37,798) $	(27,081) $	(54,750) $	(508,587)
Adjustments to reconcile net loss													
to net cash flows from operations:													
Depreciation	67	67	67	67	67	67	67	67	67	67	67	67	804
Accounts Receivable - CHF	-	-	-	-	(2,484)	2,484	-	(1,536)	261	1,275	-	-	-
Accounts Receivable - EUR	6,142	(4,273)	1,703	(5,083)	12,626	559	(18,112)	7,261	(5,159)	2,529	-	4,520	2,713
Accounts Receivable - GBP	-	3,266	-	-	-	(4,124)	-	-	2,220	32	1,046	826	3,266
Accounts Receivable - USD	1,313	(12,500)	328	4,437	1,650	(450)	5,451	(9,850)	10,500	(4,987)	5,387	-	1,279
Due from Atlas GO SA Belgium	-	-	-	-	-	-	-	-	-	(607)	-	-	(607)
Net Loans to Employees	406	406	406	256	-	-	-	-	-	-	-	-	1,474
Prepaid Expense	-	-	(1,457)	(453)	(731)	1,342	(2,970)	676	935	233	387	387	(1,651)
Payroll Refunds	-	-	-	-	-	-	(999)	-	-	999	-	-	-
Investment Securities - Atlas GO SA Belgium	-	-	-	-	-	-	-	-	(100,000)	-	-	-	(100,000)
Accounts Payable	-	(1,884)	-	-	-	-	-	-	-	-	-	-	(1,884)
Accrued Expenses	3,071	3,071	(679)	(1,867)	(698)	(537)	571	(2,932)	3,101	1,250	(860)	3,491	6,982
Payable to Employees	-	-	-	125	(125)	-	-	-	-	-	-	-	-
Direct Deposit Payable	(1,200)	-	(1,673)	2,873	-	-	-	-	-	-	-	-	-
Payroll Liabilities:CA PIT / SDI	(601)	-	115	158	(171)	-	387	97	(230)	243	(72)	504	430
Payroll Liabilities:CA SUI / ETT	538	261	38	(980)	-	-	-	-	56	56	77	-	46
Payroll Liabilities:Federal Taxes	(2,646)	-	303	892	(997)	230	1,576	169	(1,012)	969	(407)	2,287	1,365
Payroll Liabilities:Federal Unemployment	(105)	45	6	-	-	-	-	-	10	19	13	-	(12)
Payroll Liabilities:Kaiser Permanente CA	932	932	1,007	1,090	1,007	932	1,089	(6,991)	1,073	759	(760)	-	1,070
Prior year adjustments	405	-	-	-	-	-	-	-	-	2,756	-	-	3,161
Net cash flow from operating activities	**(38,003)**	**(36,209)**	**(49,351)**	**(48,039)**	**(37,883)**	**(43,630)**	**(53,467)**	**(47,484)**	**(139,008)**	**(32,205)**	**(22,203)**	**(42,668)**	**(590,150)**
FINANCING ACTIVITIES													
Notes Payable	-	(4,722)	-	-	-	-	-	-	-	-	-	-	(4,722)
Accrued Interest Payable	-	-	-	-	-	-	-	-	-	(807)	(646)	-	(1,453)
Additional Paid-In Capital	-	-	-	-	-	-	-	-	-	-	-	(5,021)	(5,021)
Common Stock	-	-	-	-	-	-	-	-	-	-	-	11	11
Stock Buyback	5,010	-	-	-	-	-	-	-	-	-	-	-	5,010
Treasury Stock	(5,010)	-	-	-	-	-	-	-	-	-	-	5,010	-
SAFE Notes	60,209	65,000	-	72,321	50,000	90,000	50,000	-	100,000	-	-	-	487,530
Finance Cost	(405)	-	-	-	-	-	-	-	-	-	-	-	(405)
Net cash flow from financing activities	**59,804**	**60,278**	**-**	**72,321**	**50,000**	**90,000**	**50,000**	**-**	**100,000**	**(807)**	**(646)**	**-**	**480,950**
Net cash flows	21,800	24,069	(49,351)	24,282	12,117	46,370	(3,467)	(47,484)	(39,008)	(33,012)	(22,849)	(42,668)	(109,201)
Cash at beginning of period	337,012	358,812	382,881	333,530	357,812	369,929	416,299	412,832	365,348	326,340	293,328	270,479	337,012
Cash at end of period	$ 358,812 $	382,881 $	333,530 $	357,812 $	369,929 $	416,299 $	412,832 $	365,348 $	326,340 $	293,328 $	270,479 $	227,811 $	227,811

Atlas Unlimited, Inc.
Statement of Changes in Equity
For the YTD ended December 31, 2019



	Ref	Additional Paid-In Capital	Common Stock	Stock BuyBack	Treasury Stock	SAFE Notes	Current Year Losses	Retained Earnings (Accumulated Deficit)	Total
Balance at January 1, 2019		$ -	$ 100	$ (5,010)	$ -	$ 977,167	$ -	$ (629,423)	342,834
Changes in Equity for 2019									
Additional Paid-In Capital	*p.5*	(5,021)	11		5,010				-
Transfer of Stock Buyback to Treasury Stock	*p.5*	-	-	5,010	(5,010)	-	-	-	-
SAFE Notes	*p.5*	-	-	-	-	487,530	-	-	487,530
Current year losses to date	*p.4*	-	-	-	-	-	(508,587)	-	(508,587)
Prior year adjustments	*p.5*	-	-	-	-	-	-	3,161	3,161
Balance at December 31, 2019		$ (5,021)	$ 111	$ -	$ -	$ 1,464,697	$ (508,587)	$ (626,262)	$ 324,938

Atlas Unlimited, Inc.
Accounts Receivable Aging Schedule
December 31, 2019



Customer	Current	1 - 30	31 - 60	61 - 90	91 and over*	Total	Percentage of Total AR
c.f.e.b. SISLEY	$ -	$ -	$ 9,335	$ -	$ -	$ 9,335	83.72%
D'Ieteren S.A.	-	-	-	-	1,315	1,315	11.79%
People First Management SPRL.	-	500	-	-	-	500	4.48%
TOTAL	$ -	$ 500	$ 9,335	$ -	$ 1,315	$ 11,150	100.00%
Percentage of Total AR	0.00%	4.49%	83.72%	0.00%	11.78%	100.00%	

Long outstanding receivables

Customer	Reference	Amount	Days Outstanding
D'Ieteren S.A.	1051	$ 1,315	161 days
		$ 1,315	